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The Rustik Companies, LLC

ANNUAL REPORT

2025

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by The Rustik Companies, LLC, a AZ Limited Liability Company (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

Issuer Name	The Rustik Companies, LLC
Offering Amount	$45,000.00

COMPANY OVERVIEW

The Rustik Collective is a multi-faceted business that combines premium services and unique products across several industries, including grooming, beauty, coffee, and lifestyle. Our core brands include The Rustik Gentleman Barbershop, The Speakeasy Salon & Spa, Barbershop Black Coffee Company, and The

Donut Alehouse, among others. We are offering a successful franchise model for our barbershops and salons, offering high-quality experiences to clients and exceptional support for franchisees.

In addition to our service-based businesses, we also manufacture and sell a range of products, including men's grooming products, beauty items, and roasted coffee, with a focus on innovation and quality/ We are committed to expanding our product lines through our e-commerce platforms and by forging wholesale partnerships with local restaurants and stores.

The Rustik Collective is also deeply invested in the community, supporting charitable causes through The Rustik Ropers Foundation, which raises funds for children impacted by parental substance abuse. We are dedicated to growing our brand presence through innovative business models, strategic partnerships, and a strong emphasis on quality, customer experience, and social impact.

Company History

The Rustik Collective began in 2016 when our founder, Timothy Stoner, opened The Rustik Gentleman Barbershop in Tucson, Arizona. What started as a single barbershop with a focus on high-quality grooming services quickly evolved into a larger vision—a collective that would encompass a diverse range of lifestyle services and products under one umbrella.

Recognizing the potential to create more than just a barbershop, Timothy expanded the business into a full-service experience by incorporating The Speakeasy Salon & Spa, offering top-tier beauty services for both men and women. With the success of these ventures, we saw the opportunity to grow further by launching our own product lines, including Beauty Body Glow and Marlins Lab, which cater to personal care needs and are now sold through e-commerce platforms.

As part of our evolution, we integrated new concepts into The Rustik Collective, such as Barbershop Black Coffee Company, where coffee culture meets the barbershop atmosphere. We also launched The Donut Alehouse, which serves craft beer, mini-donuts, and premium coffee in a unique, social setting.

Today, The Rustik Collective operates as a multi-industry powerhouse, with franchise opportunities available for our barbershops and salons. We also manufacture and sell a variety of products, including coffee, grooming supplies, and beauty items. As we continue to grow, our mission remains centered on delivering exceptional experiences and products while fostering community through our charitable efforts via The Rustik Ropers Foundation.

Our journey from a single barbershop to a dynamic collective has been driven by our dedication to innovation, customer service, and community impact, and we're excited for the future as we continue expanding across markets.

COMPANY ELIGIBILITY

Name of issuer: The Rustik Companies, LLC
State of Organization: AZ
Date Company Was Formed: 10/03/2016
Type of Company: Limited Liability Company
Physical Address: 11700 N Mineral Park Way, Tucson, AZ 85737

Web Address: therustiks.com
# of Employees: 15

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Kimberly Thompson	Membership Interest	79%

The above is the only ownership outstanding for the company. The ownership interests of a AZ Limited Liability Company give the owner the right to share in the profits of the company.

Key Persons of Issuer

Timothy Stoner

Employer: The Rustik Companies, LLC
Title: Chief Operating Officer
Dates of Service: 10/03/2016 - Current

Timothy Stoner is the visionary founder and CEO of The Rustik Collective, a multi-faceted business encompassing grooming, beauty, coffee, and lifestyle services. With a degree in Business Management from the University of Arizona and a background as a Collegiate All-American Hammer Thrower, Tim combines leadership, discipline, and innovation to drive the growth of his company. His ventures include The Rustik Gentleman Barbershop, The Speakeasy Salon, Barbershop Black Coffee Company, and The Donut Alehouse, all of which reflect his commitment to quality and unique customer experiences. In addition to his business success, Tim is dedicated to giving back to the community through The Rustik Ropers Foundation, which supports children impacted by trauma. His entrepreneurial spirit, combined with his passion for community service, continues to propel The Rustik Collective's expansion and influence.

Kimberly Thompson

Employer: The Rustik Companies, LLC
Title: Executive Vice President
Dates of Service: 10/03/2016 - Current

Kimberly Thompson is a seasoned professional with over 22 years of distinguished experience as a realtor and 4 years as the owner of a successful high-end barbershop and salon. As a licensed realtor, she has built a strong reputation for providing expert guidance in both residential and commercial real estate, leveraging her in-depth market knowledge and understanding of financing to deliver tailored solutions that optimize every transaction for her clients. In addition to her real estate career, Kimberly has played a pivotal role in The Rustik Collective, contributing to the strategic and operational growth of

the company. She has been instrumental in the success of ventures such as The Rustik Gentleman Barbershop, Speakeasy Salon, and the Donut Alehouse, focusing on franchise development, brand management, and business expansion. Kimberly's client-focused approach, attention to detail, and operational excellence have made her businesses standouts in their industries, while her leadership and involvement in charitable initiatives, such as The Rustik Ropers Foundation, reflect her dedication to community impact. Her versatility, entrepreneurial acumen, and commitment to excellence continue to drive the growth and positive influence of The Rustik Collective.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are no additional risk factors to report for the prior fiscal year beyond those previously disclosed.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

1. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

n/a

5. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6. *What other exempt offerings has the issuer conducted within the past three years?*

The issuer has not conducted any additional exempt offerings within the past three years beyond those previously disclosed.

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the SEC;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the Commission;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      i) at the time of the filing of this offering statement bars the person from:

            a) association with an entity regulated by such commission, authority, agency or officer;

            b) engaging in the business of securities, insurance or banking;

            c) engaging in savings association or credit union activities; or

      ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

      i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

      ii) places limitation on the activities, functions or operations of such person;

      iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

      ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at

the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: therustiks.com

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

FINANCIAL CONDITION OF THE ISSUER

As of year end, the company has 15 employees.
The business has incurred outstanding debt as detailed in the schedule below.

Creditor	Amount	Interest Rate	Completion Date
Stripe Capital	$23,000		11/2026
Total Balance	*$23,000*		

Balance Sheet

ASSETS	2025
Cash & Equivalents	-
Accounts Receivable	-
Fixed Assets	-
Other Assets	-
TOTAL ASSETS	**-**
LIABILITIES & EQUITY	
Accounts Payable	-
ST-Debt Payable	-
LT-Debt Payable	-
TOTAL LIABILITIES	**-**
Retained Earnings	-
Net Income	37,327
TOTAL OWNER'S EQUITY	**-**
TOTAL LIABILITIES & EQUITY	**-**

Income Statement

INCOME	2025
Total Revenue	869,276
Cost of Goods Sold	33,336
GROSS PROFIT	**835,940**
Operating Expenses	798,613
NET INCOME	**37,327**

Statement of Cash Flows

	2025
NET INCOME (LOSS)	**37,327**
CASH FLOW ACTIVITIES	
Net Cash from Operations	-
Net Cash from Investing	-
Net Cash from Financing	-
NET INCREASE (DECREASE) IN CASH	**37,327**

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

OFFICER CERTIFICATE

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

Tim Stoner

Timothy Stoner

Chief Operating Officer